Exhibit 99.24

Commercial Properties Purchase Agreement

(Summary Translation)

Seller: Beijing Jinyu Dacheng Co., Ltd.

Address:	18 F, Tower A2, Jinyu Dacheng International Center, No.78 Dongsihuan Zhonglu, Chaoyang District, Beijing, 100124

Legal Representative: ZHANG Xiaobing

Purchaser: Beijing SouFun Network Technology Co., Ltd.

Address: Building No.5, Hanwei International Square, Fengtai District, Beijing, 100160

Legal Representative: MO Tianquan

The parties, through friendly negotiation, hereby enter into this agreement (this “Agreement”) whereby Purchaser agrees to purchase certain properties of Seller, on the terms and conditions as follows:

Section 1	Project Basis

The Seller has obtained the land use rights of the state-owned land parcel located in Project IV F2, Cheliangduan, Guogongzhuang, Fengtai District, Beijing. The No. of the state owned land use certificate of such land parcel is Jing Feng Guo Yong (2013Chu) No.200026; the area of the land parcel is 50662.57 square meters. The land use of the commercial residential building (“Commercial Residential Buildings”) that the Purchaser purchased is business, office and underground garage. The expiration date of the land use for business, office and underground garage are January 18 2052, January 18 2062 and January 18 2062, respectively.

The name of the Commercial Residential Buildings to be built on the foregoing land parcel is Building No.1 and Building No.2, No.20, Guogongzhuang Middle Road. The No. of the construction permit certificate of such buildings is 2013 Gui (Feng) JianZi No.0054. The Commercial Residential Buildings has passed the planning acceptance and the construction has been completed and accepted.

Section 2	Sale Basis

The Commercial Residential Building purchased by the Purchaser has obtained the Building Ownership Certificate, the No. of which is X Jing Building Ownership Certificate Feng Zi No.478624 and X Jing Building Ownership Certificate Feng Zi No. 478625. The relevant authority is Beijing Housing and Urban and Rural Construction Committee (Fengtai District Housing Administration).

Section 3	General Information

As verified by the Social Security Administration, the address of the Commercial Residential Building is: Building No.1 and Building No.2, No.20, Guogongzhuang Middle Road, Fengtai District. The Commercial Residential Buildings are the business part of the No.1 Building, office part of the No.2 Building and parts of the underground garage. The use of the Commercial Residential Buildings are business, office and underground garage.

The construction of the Commercial Residential Building is reinforced concrete structure. The buildings have 15 stories above the ground and 3 stories underground, altogether 18 stories. The general information of the buildings are as below:

(i)	The business and office buildings have an area of 69313.65 square meters,

(ii)	There are 325 parking places, with an area of 15564.43 square meters.

(iii)	The total area is 84878.08 square meters.

(iv)	Additionally, Seller shall ensure that Purchaser will have the right to use 200 underground parking places after the delivery of the Commercial Residential Buildings.

Section 4	Purchase Price and Calculation Method

(i)	The purchase price of the business and office buildings is RMB22,000 per square meter and RMB1,524,900,300 in total;

(ii)	The purchase price of the parking place is RMB100,000 per parking place and RMB32,500,000 in total. In additional, Purchaser shall ensure that Purchaser will have the right to use 200 parking places, the time period and management fees of which are to be ascertained according to the lease agreement between the Purchaser and the management department. Purchaser shall afford the relevant fees of the use of parking places on its own.

(iii)	The total purchase price is RMB1,557,400,300 (“Purchase Price”). Each party shall pay their own tax and fees.

Section 5	Payment Method

The Purchaser shall pay the Purchase Price in installments in accordance with the following:

(i)	First installment: within five business days after the date hereof, the Purchaser shall pay the Seller a deposit equal to 10% of the Purchase Price, i.e. RMB155,490,030. The down payment of RMB30,000,000 previously paid by the Purchaser to the Seller upon the execution of the Letter of Intent shall be credited to the deposit;

(ii)	Second installment: within 20 business days after the payment of the first installment, Purchaser shall pay the Seller an amount, plus the previously paid deposit, equal to 50% of the Purchase Price, i.e. RMB777,450,150. Within 10 business days after the payment of the 50% of the Purchase Price, both parties shall complete the online signing procedure and enter into another Beijing Commercial Properties Purchase Agreement (the “Online Agreement”), and Seller shall be responsible for coordinating the online signing procedure for both parties;

(iii)	Third installment: within 10 business days after the Seller completes the registration of ownership transfer and the Purchaser obtains the ownership certificate of the Building, the Purchaser shall pay the Seller an amount equal to 50% of the Purchase Price, i.e. RMB777,450,150;

(iv)	The Purchaser shall notify its bank of the payment time and payment conditions in advance, and shall pay the Purchaser Price timely; the Seller shall issuer the Purchaser valid invoices that comply with relevant regulatory requirements at each time of installment payment.

Section 6	Conditions of Delivery

(i)	Seller undertakes that when Purchaser pays 50% of the total purchase price, Seller shall within 5 business days of the execution of this Agreement (“Delivery Date”), deliver the Commercial Residential Buildings and the delivery shall be completed within 10 business days of the execution of this Agreement.

(ii)	When delivered, the Commercial Residential Buildings shall be qualified in the following respects, among others:

(a)	The relevant construction planning permit, the land planning permit, the construction permit, and the land use right certificate shall have been obtained for the Commercial Residential Buildings.

(b)	The relevant inspection and approval certificates shall have been obtained for the Commercial Residential Buildings.

(c)	A building area report shall have been issued by a qualified real estate mapping organization for the Commercial Residential Buildings.

(d)	The initial housing registration of the Commercial Residential Buildings shall have been completed.

(e)	The Commercial Residential Buildings shall comply with relevant governmental planning, requirements (in relation to environmental protection, public health, fire prevention, and construction) and rules, shall have completed the relevant official acceptance inspection procedures, and shall not be closed down or otherwise subject to court or governmental enforcement actions.

(f)	The interior design and decorations of the Commercial Residential Buildings shall meet the fire prevention and environmental protection requirements, and the relevant governmental certificates shall have been obtained therefor.

(g)	The interim design and decoration of the Commercial Residential Buildings shall be in accordance with the original design and planning.

Section 7	Delivery Procedures

(i)	When the conditions of delivery are met, the parties shall complete the delivery, the inspection and the transfer of ownership within 5 business days of the execution of this Agreement. Seller shall provide all relevant certificates, approval, reports and other document required under Section 6 of this Agreement. Purchaser shall be entitled to reject the delivery if such documents are incomplete and Seller shall be liable for the overdue delivery under Section 8.

(ii)	If failure of delivery on time is due to Purchaser’s reason, the delivery shall be deemed to have been completed since the second day after Seller sends written notice to Purchaser informing Purchaser that the delivery procedures is expired. Purchaser shall take all risks existing on the Commercial Residential Buildings since then.

Section 8	Delivery Default

If the Seller fails to deliver the Commercial Residential Buildings in accordance with the terms hereof:

(i)	If the delay is within 45 days (including 45 days), the Seller shall pay the Purchaser liquidated damages equal to 2%oo of the then paid amount of the Purchase Price accrued on a daily basis up to the date on which the Seller delivers the Commercial Residential Buildings. The Seller shall pay such liquidated damages within 30 days after the delivery of the Commercial Residential Buildings;

(ii)	If the delay is beyond 45 days, the Purchaser shall be entitled to terminate this Agreement. If the Purchaser elects to terminate this Agreement, the Seller shall pay the Purchaser 1% of the Purchase Price as liquidated damages and refund all the paid amount of the Purchase Price. If the Purchaser elects to enforce this Agreement, the Seller shall pay the Purchaser liquidated damages equal to 2%oo of the then paid amount of the Purchase Price accrued on a daily basis up to the date on which the Seller delivers the Commercial Residential Buildings. The Seller shall pay such liquidated damages within 30 days after the delivery of the Commercial Residential Buildings.

Section 9	Payment Default

If the Purchaser fails to pay the Purchase Price in accordance with the terms hereof:

(i)	If the delay is within 45 days (including 45 days), the Purchaser shall pay the Seller liquidated damages equal to 2%oo of the then amount of the Purchase Price to be paid accrued on a daily basis up to the date on which the Purchaser pays the relevant amount. The Purchaser shall pay such liquidated damages within 30 days after the actual payment of the relevant amount;

(ii)	If the delay is beyond 45 days, the Seller shall be entitled to terminate this Agreement. If the Seller elects to terminate this Agreement, the Purchaser shall pay the Seller 1% of the then amount of the Purchase Price to be paid as liquidated damages. If the Seller elects to enforce this Agreement, the Purchaser shall pay the Seller liquidated damages equal to 2%oo of the then amount of the Purchase Price to be paid accrued on a daily basis up to the date on which the Purchaser pays the relevant amount. The Purchaser shall pay such liquidated damages within 30 days after the actual payment of the relevant amount.

Section 10	Mortgage Status

As of the date hereof, there is a mortgage on the Commercial Residential Buildings, the mortgagee of which is China Construction Bank Co., Ltd., Beijing Municipal Construction and Development Specialized Branch. The mortgage is registered with the Beijing Municipal Bureau of Land and Resources, and the date of registration is March 26, 2013. The Seller undertakes to discharge the mortgage on the Commercial Residential Buildings before conducting the registration of ownership transfer.

Section 11	Ownership Transfer Procedures

Seller undertakes that there are no pending disputes on the Commercial Residential Buildings. Seller shall be liable for failure in timely transfer of ownership due to Seller’s reason and shall pay liquidated damages to the Purchaser pursuant to Section 4 of this Agreement.

Any creditor claims in relation to Seller is irrelevant to the Commercial Residential Buildings. Seller shall resolve and be liable for any dispute arising out of creditor claims in relation to the Commercial Residential Buildings or Seller and Seller shall pay to Purchaser 10% of the deposit as liquidated damages.

Following the delivery of the Commercial Residential Buildings, the parties agree to apply for the ownership transfer registration in the following manner:

(i)	Seller shall entrust a third party to apply for the ownership transfer registration to the relevant authority;

(ii)	Seller shall provide the relevant documents required for such registration and pay for the fees to the relevant authorities within 5 business days following the receipt of Purchaser’s notice.

If Purchaser does not obtain the ownership certificate within 90 days following the delivery, both parties agree that:

(i)	If the failure is due to Seller’s reason, Purchaser shall be entitled to return the Commercial Residential Buildings and Seller shall refund Purchaser the purchase price and pay Purchaser 20% of the deposit as liquidated damages within 30 days following the delivery of notice of such return.

(ii)	If Purchaser elects not to return, Sellers shall pay to Purchaser 0.2‰ of the purchaser price as liquidated damages until Purchaser receives the ownership certificate.

(iii)	If the failure is due to Purchaser’s reason, Purchaser shall be liable for such failure on its own.

Section 12	Facilities

The Seller undertakes that the following facilities will be under usable status by the time specified below:

(i)	Water supply: September 30, 2015;

(ii)	Electricity supply: September 30, 2015;

(iii)	Heating supply: September 30, 2015;

(iv)	Gas supply: December 31, 2015 (the Purchaser shall apply on its own)

Section 13	Dispute Resolution

Any dispute arising out of this Agreement shall be resolved through negotiations among the parties hereto. If such negotiations fail to resolve the dispute, any party may submit such dispute before the people’s court in the jurisdiction where the Commercial Residential Buildings are located.

Section 14	Miscellaneous

This Agreement shall be made in two copies. Each party holds one copy. This Agreement shall become effective upon affixation of the signatures and seals of the parties hereto.

Seller (Seal):	Beijing Jinyu Dacheng Co., Ltd.

Legal Representative / Authorized Signatory:	/s/ Zheng Zhi

Purchaser (Seal):	Beijing SouFun Network Technology Co., Ltd.

Legal Representative / Authorized Signatory:	/s/ Luo Lei

Date: November 10, 2015

Venue: Beijing